FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation (Banro or the Company)
1, First Canadian Place, 100 King Street West, Suite 7070
Toronto, Ontario
M5X 1E3

Item 2	Date of Material Change

April 19, 2017

Item 3	News Release

The news release attached hereto as Schedule “A” was disseminated by the Company through Marketwired on April 19, 2017.

Item 4	Summary of Material Change

The Company has successfully completed its recapitalization including the plan of arrangement under Section 192 of the Canada Business Corporations Act to implement certain transactions thereunder, all as described in the Company’s management information circular dated February 27, 2017.

Item 5	Full Description of Material Change:

The Company has successfully completed its recapitalization (the “Recapitalization”) including the plan of arrangement (the “Plan”) under Section 192 of the Canada Business Corporations Act to implement certain transactions thereunder, all as described in the Company’s management information circular dated February 27, 2017 (the “Circular”).

The Recapitalization has resulted in, among other things, (a) the refinancing of the maturing US$175 million senior secured 10% notes due March 1, 2017 of the Company and US$22.5 million loan with new US$197.5 million secured notes with a 4-year maturity and new common shares of the Company, (b) the conversion of the outstanding exchangeable preferred shares of each of Twangiza (Barbados) Limited and Namoya (Barbados) Limited, gold-linked preferred shares of Banro Group (Barbados) Limited and Series A Preference Shares of Banro into common shares of the Company (the Series B Preference Shares of Banro have been cancelled for no consideration), (c) the execution of a gold forward sale agreement raising US$45 million to be used by the Company for working capital and general corporate purposes, including to fund transaction costs and repay a US$6.5 million interim loan facility recently obtained by the Company, and (d) the extension of the maturity dates on an existing US$10 million loan from July 15, 2018 and September 1, 2018 to February 28, 2020. In addition, certain stock options of the Company with an exercise price equal to or in excess of Cdn$0.80 per share have been cancelled for no consideration. Certain holders of the Existing Notes holding US$6,272,000 in principal amount elected to participate in the Cash Election.

In addition, pursuant to the Plan, the Company’s shareholder rights plan has been terminated.

As a step to the Plan of Arrangement a new board of directors of Banro has now been appointed. The new Banro board of directors is comprised of Jiongjie Lu (an incumbent director and the director acceptable to RFW), Robert L. Rauch (the director acceptable to Gramercy), John Clarke (an incumbent director and the Chief Executive Officer and President of Banro) and the following individuals acceptable to all of the Requisite Consenting Parties: Richard Brissenden (an incumbent director), Derrick Weyrauch (an incumbent director), Peter Cowley (an incumbent director), Robert Alexander Rorrison and Michael Hankin Li.

Item 6	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey G. Farr
Vice President, General Counsel and Corporate Secretary
(416) 366-2221

Item 9	Date of Report

April 28, 2017

SCHEDULE “A”

PRESS RELEASE

BANRO COMPLETES RECAPITALIZATION TRANSACTIONS

Toronto, Canada – April 19, 2017 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce that it has successfully completed its recapitalization (the “Recapitalization”) including the plan of arrangement (the “Plan”) under Section 192 of the Canada Business Corporations Act to implement certain transactions thereunder all as described in the Company’s management information circular dated February 27, 2017 (the “Circular”). Capitalized terms used in this press release not otherwise defined shall have the meaning ascribed thereto in the Circular.

The Recapitalization has resulted in, among other things, (a) the refinancing of the maturing US$175 million senior secured 10% notes due March 1, 2017 of the Company and US$22.5 million loan with new US$197.5 million secured notes with a 4-year maturity and new common shares of the Company, (b) the conversion of the outstanding exchangeable preferred shares of each of Twangiza (Barbados) Limited and Namoya (Barbados) Limited, gold-linked preferred shares of Banro Group (Barbados) Limited and Series A Preference Shares of Banro into common shares of the Company (the Series B Preference Shares of Banro have been cancelled for no consideration), (c) the execution of a gold forward sale agreement raising US$45 million to be used by the Company for working capital and general corporate purposes, including to fund transaction costs and repay a US$6.5 million interim loan facility recently obtained by the Company, and (d) the extension of the maturity dates on an existing US$10 million loan from July 15, 2018 and September 1, 2018 to February 28, 2020. In addition, certain stock options of the Company with an exercise price equal to or in excess of Cdn$0.80 per share have been cancelled for no consideration. Certain holders of the Existing Notes holding US$6,272,000 in principal amount elected to participate in the Cash Election.

In addition, pursuant to the Plan, the Company’s shareholder rights plan has been terminated.

As a step to the Plan of Arrangement a new board of directors of Banro has now been appointed. The new Banro board of directors is comprised of Jiongjie Lu (an incumbent director and the director acceptable to RFW), Robert L. Rauch (the director acceptable to Gramercy), John Clarke (an incumbent director and the Chief Executive Officer and President of Banro) and the following individuals acceptable to all of the Requisite Consenting Parties: Richard Brissenden (an incumbent director), Derrick Weyrauch (an incumbent director), Peter Cowley (an incumbent director), Robert Alexander Rorrison and Michael Hankin Li. Below is some biographical information regarding non-incumbent directors:

Michael Hankin Li – Mr. Li has more than 20 years of experience in finance and accounting, capital-raising, mergers and acquisitions, restructuring and international business development. He was the head of corporate finance of GCL-Poly Energy Holdings Limited, a company listed on the Hong Kong Stock Exchange; and was previously general manager of investor relations & mergers and acquisitions at Newton Resources Limited, also a company listed on the Hong Kong Stock Exchange. Mr. Li has worked at several international banks, where he led numerous capital raising exercises in Hong Kong and the United States. During the period between March 1994 and June 2004, he was the executive director, Corporate Finance, at BNP Paribas Capital (Asia Pacific) Limited. From July 2004 to December 2005, Mr. Li was employed at GoldBond Capital (Asia) Limited and was a managing director, investment banking, at Rothschild (Hong Kong) Limited during the period March 2007 to May 2011. Mr. Li obtained a bachelor’s degree in accountancy from California State University, Los Angeles in June 1985, and a Master of Business Administration degree from Columbia University in May 1992. He is also an independent non-executive Director of COFCO Meat Holdings Limited, a company listed on the Hong Kong Stock Exchange.

Robert L. Rauch – Mr. Rauch is a Senior Partner and Portfolio Manager at Gramercy, a fund manager with US$6 billion of assets specializing in corporate and sovereign investments in global emerging markets. He has 37 years of finance experience and serves as portfolio manager for Gramercy’s distressed and other corporate debt strategies, where he has been, or is currently involved, as a leading creditor in the restructuring of dozens of companies across emerging markets. He is currently a member of the board of directors of Credivalores-Crediservicios SAS in Colombia as well as two not-for-profit organizations. Prior to joining Gramercy at the end of 2000, Mr. Rauch worked with several investment and commercial banks in various areas of international finance. He received his graduate degree in Finance and International Business from Northwestern University and his undergraduate degree in Political Economy from Williams College.

Robert Alexander Rorrison - Mr. Rorrison is controlling shareholder and Managing Director of Chengyu Group Limited, a private company in Hong Kong. He is also Chairman Asia for Peloton Global, a financial services group with operations in Australia and Asia. Mr. Rorrison worked for Macquarie Group and its affiliates from April 1990 to March 2015, specializing in natural resources sectors, including metals and mining, oil & gas and agriculture. He was an Executive Director of Macquarie Group for 10 years, finishing his tenure as Chairman of Resources, Asia with responsibility for the natural resources investment banking function for ten jurisdictions, including Japan, Korea, China, India and Hong Kong. Mr. Rorrison has held positions with various industry, professional and regulatory authorities during his career, including as a member of the National Listing Committee and Listing Appeals Committee of the Australian Stock Exchange and as a Board member of the South Australian Jockey Club. Mr. Rorrison obtained his Bachelor of Economics from University of Adelaide in May 1982 in Australia. He was granted the Degree of Fellow of the Institute of Chartered Accountants in Australia in August 1995.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the condition and outlook of the Company following the Recapitalization and the anticipated effect of the Recapitalization on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com